

13000063



Received SEC

JAN 04 2013

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2013

Abigail L. Jones
QEP Resources, Inc.
Independence Plaza
1050 17th Street, Suite 500
Denver, CO 80265

Act: 1934
Section: 14a-8
Rule:
Public
Availability: 1/4/13

Re: QEP Resources, Inc.
Incoming letter dated December 7, 2012

Dear Ms. Jones:

This is in response to your letter dated December 7, 2012 concerning the shareholder proposal submitted to QEP Resources by AFSCME Employees Pension Plan. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Charles Jurgonis
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, N.W.
Washington, DC 20036-5687

January 4, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: QEP Resources, Inc.
Incoming letter dated December 7, 2012

The proposal relates to the chairman of the board.

There appears to be some basis for your view that QEP Resources may exclude the proposal under rule 14a-8(e)(2) because QEP Resources received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if QEP Resources omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



QEP Resources, Inc.

Independence Plaza
1050 17th Street, Suite 500
Denver, CO 80265
Tel: 303.672.6900
Fax: 303.294.9632

December 7, 2012

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exclusion of Shareholder Proposal of AFSCME Employees Pension Plan
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that QEP Resources, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "New Proposal") and statements in support thereof received from AFSCME Employees Pension Plan (the "Proponent") on December 6, 2012. Pursuant to Rule 14a-8(j), we have included a copy of the New Proposal in Exhibit A.

Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent. In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. Please note that this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies copies of any correspondence that the proponents elect to submit to the Commission or the Staff in response to a no-action request. Accordingly, the Company hereby informs the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the New Proposal, a copy of that correspondence should be furnished concurrently to the Company pursuant to Rule 14a-8(k) and SLB 14D.

Basis for Exclusion

The New Proposal Should be Excluded as Untimely Under Rule 14a-8(e)(2).

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement release to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), the Company disclosed the deadline for submitting shareholder proposals for the Company's 2013 Annual Meeting in its proxy statement for the 2012 Annual Meeting of Shareholders (the "2012 Proxy Statement"). Specifically, the 2012 Proxy Statement states on page 52, "To be considered for presentation at our 2013 Annual Meeting of Shareholders and included in the proxy statement pursuant to Rule 14a-8 of the Exchange Act, as amended, a shareholder proposal must be received at the Company's office no later than December 4, 2012."

We first received a proposal from the Proponent (the "Original Proposal") on November 29, 2012, within the deadline for submitting shareholder proposals. A copy of the correspondence, including the Original Proposal, is attached hereto as Exhibit B. We subsequently reached out to the Proponent via telephone to inform the Proponent of recent and prospective improvements in our corporate governance practices that related to the subject matter of the Original Proposal. Based on the conversation, Proponent revised the Original Proposal and submitted the New Proposal via email on December 6, 2012, after the December 4, 2012 deadline for submitting shareholder proposals. A copy of the email correspondence from Proponent is included in Exhibit A.

Staff Legal Bulletin No. 14F (October 18, 2011) provides that if a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. If the company chooses to reject the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal and may cite Rule 14a-8(e) as the reason for excluding the revised proposal. As noted above, the Company received the New Proposal on December 6, 2012, two days after the December 4, 2012 deadline that was set in our 2012 Proxy Statement, making the New Proposal untimely and excludable under Rule 14a-8(e).

Rule 14a-8(f) provides that within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), a company does not have to provide the 14-day notice generally required under Rule 14a-8(f) in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). The New Proposal was not submitted for inclusion in the 2013 Proxy Materials until after the deadline for submitting proposals and this deficiency cannot be remedied, relieving the Company of its deficiency notice obligations.

Based on the foregoing, the Company is notifying the Staff of our intent to exclude the New Proposal from the 2013 Proxy Materials. The Company further requests confirmation from the Staff that it will not recommend any enforcement action to the Commission if the Company excludes the New Proposal from the 2013 Proxy Materials for its 2013 Annual Meeting. If you require any further information or clarification, please do not hesitate to contact me at (303) 640-4277. Thank you for your attention to, and interest in this matter.

Best regards,



Abigail L. Jones
Vice President, Compliance and
Corporate Secretary

cc: Steven Stokdyk, Latham & Watkins LLP
Charles Jurgonis, AFSCME

Attachments

EXHIBIT A

[Correspondence Relating to, and Copy of, New Proposal]


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 6, 2012

<u>VIA OVERNIGHT MAIL and FAX (303) 294-9632</u>
QEP Resources, Inc.
1050 17th Street, Suite 500
Denver, Colorado 80265
Attention: Abigail L. Jones, Vice President - Compliance, Assistant General Counsel and Corporate Secretary

Dear Ms. Jones:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I enclose a revised shareholder proposal. These changes are based, in part, on QEP Resources' representation that it will submit a management proposal to declassify the board for shareholder approval at the company's 2013 annual meeting. The revised proposal reflects this development as well as the fact that the company now has a director resignation policy whereby "[a]ny nominee for director in an uncontested election who receives a greater number of votes 'withheld' than votes 'for' his or her election shall submit to the Board a letter of resignation for consideration by the Governance Committee" (QEP Resources, Inc. Corporate Governance Guidelines).

The revised proposal is attached. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street N.W. Washington D.C. 20036-5687

RESOLVED: The shareholders of QEP Resources, Inc. ("QEP") request the Board of Directors to adopt a policy, and amend the bylaws as necessary to reflect that policy, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

CEO Charles Stanley also serves as Chair of QEP's Board of Directors. We believe the combination of these two roles in a single person weakens a corporation's governance structure, which can harm shareholder value. As Intel former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent Board Chair who can provide a balance of power between the CEO and the Board and can support strong Board leadership. The primary duty of a Board of Directors is to oversee the management of a company on behalf of its shareholders. We believe that having a CEO serve as Chair creates a conflict of interest that can result in excessive management influence on the Board and weaken the Board's oversight of management.

An independent Board Chair has been found in studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that, in 2006, all of the underperforming North American companies with long-tenured CEOs lacked an independent Board Chair (*The Era of the Inclusive Leader*, Booz Allen Hamilton, Summer 2007). A more recent study found that, worldwide, companies are now routinely separating the jobs of Chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made Chair, compared with 48 percent in 2002 (*CEO Succession 2000–2009: A Decade of Convergence and Compression*, Booz & Co., Summer 2010).

We believe that independent Board leadership at QEP would improve Board oversight and accountability and positively affect shareholder value, and we urge shareholders to vote for this proposal.

EXHIBIT B

[Correspondence Relating to, and Copy of, Original Proposal]


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 29, 2012

<u>VIA OVERNIGHT MAIL and FAX (303) 294-9632</u>
QEP Resources, Inc.
1050 17th Street, Suite 500
Denver, Colorado 80265
Attention: Abigail L. Jones, Vice President - Compliance, Assistant General Counsel and Corporate Secretary

Dear Ms. Jones:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2012 proxy statement of QEP Resources, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 1,300 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

RESOLVED: The shareholders of QEP Resources, Inc. ("QEP") request the Board of Directors to adopt a policy, and amend the bylaws as necessary to reflect that policy, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

CEO Charles Stanley also serves as Chair of QEP's Board of Directors. We believe the combination of these two roles in a single person weakens a corporation's governance structure, which can harm shareholder value. As Intel former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent Board Chair who can provide a balance of power between the CEO and the Board and can support strong Board leadership. The primary duty of a Board of Directors is to oversee the management of a company on behalf of its shareholders. We believe that having a CEO serve as Chair creates a conflict of interest that can result in excessive management influence on the Board and weaken the Board's oversight of management.

An independent Board Chair has been found in studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that, in 2006, all of the underperforming North American companies with long-tenured CEOs lacked an independent Board Chair (*The Era of the Inclusive Leader,* Booz Allen Hamilton, Summer 2007). A more recent study found that, worldwide, companies are now routinely separating the jobs of Chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made Chair, compared with 48 percent in 2002 (*CEO Succession 2000–2009: A Decade of Convergence and Compression,* Booz & Co., Summer 2010).

We believe that independent Board leadership would be particularly constructive at QEP to improve Board accountability, where our company has a classified Board and a plurality voting standard without a director resignation policy for the election of directors.

We urge shareholders to vote for this proposal.



EMPLOYEES PENSION PLAN

November 29, 2012

VIA OVERNIGHT MAIL and FAX (303) 294-9632
QEP Resources, Inc.
1050 17th Street, Suite 500
Denver, Colorado 80265
Attention: Abigail L. Jones, Vice President - Compliance, Assistant General Counsel and Corporate Secretary

Dear Ms. Jones:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687



STATE STREET.

Gina Berard

Client Service Officer
Taft Hartley Services
STATE STREET BANK
1200 Crown Colony Drive · CC17
Quincy, MA 02169
GBerard@statestreet.com

telephone +1 617 925 7717
mobile +1 617 769 6695

www.statestreet.com

November 29, 2012

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for QEP Resources (cusip 74733V100)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **1,300 shares of QEP Resources** common stock held for the benefit of the American Federation of State, County and Municipal Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **QEP Resources** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Gina Berard

Gina Berard